Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of . . . . May 13, 2002

ETZ LAVUD Limited

. . . .

(Translation of registrant's name into English)

P.O. Box 38, Petah Tikva, Israel

. . . .

(Address of principal executive offices)

This Form 6-K consists of:

Etz Lavud Limited reported year end results for the period ending December 31, 2001.

ETZ LAVUD LTD.
FOR IMMEDIATE RELEASE

ETZ LAVUD LTD. REPORTS YEAR END AND FOURTH QUARTER RESULTS

Petach Tikva, Israel, May 12, 2002 - Etz Lavud Ltd. (ASE:ETZ) today reported that the Board of Directors approved audited year end results for the fiscal year ended December 31, 2001.

Sales for 2001 amounted to $46,849,000 and resulted in a net loss of $3,736,000, or $1.29 per share. Sales for 2000 amounted to $80,598,000, and resulted in a net income of $10,537,000, or $3.66 per share. ($2.89 on a fully diluted basis).

Current fourth quarter sales amounted to $9,669,000 and resulted in a net loss of $1,950,000 or $0.67 per share, as compared to sales of $16,548,000, and a net loss of $863,000, or $0.30 per share, for the three month period ended December 31, 2000.

The results for the reported periods are attributable to a number of factors, which include:

- Our 88.8% held subsidiary Sefen Ltd. sales, for the current year were $44,348,000 and the net loss was $2,482,000, as compared to sales of $61,901,000 and a net profit of $2,522,000, for the previous year.
  Sefen's results were substantially influenced by the decrease in international market demand as well as the civil unrest that erupted in Judea, Samaria and Gaza in October 2000, which reduced Sefen's business activity and sales. We are unable to predict how long this unrest will continue, and what level of negative effect it will have on our operations, in the future.

- In 2000, we completed the sale of 45% of our real estate holdings in Petach Tikva, for $18,846,900, to Denya Sibus Ltd. a wholly owned subsidiary of Africa Israel Investment Ltd..As a result an amount of $14,718,000 was recorded in first quarter of 2000, as other income.

- After the appointment of a receiver to Ashkelon Plywood Ltd. in 2000, we cancelled a provision for losses of Ashkelon Plywood which was recorded in previous periods, amounting to $1,422,000, which is shown in equity in net earnings of affiliates in 2000. We did not guarantee any of the liabilities of this company, and accordingly, we are not subject to any monetary loss arising from the activities of Ashkelon Plywood Ltd.

/...2

- On January 9, 2002, we reached an agreement with Dankner Investments Ltd. for the sale of 50% of the real estate in Petach Tikva in consideration for approximately U.S. $13,377,000 in cash.

  On January 24, 2002, we reached an agreement with Africa Israel Residence Ltd. (formerly "Denya") for the sale of the reminder of the land we own in Petach Tikva (5%) in consideration for approximately $ 1,151,000 in cash.

  As a result of the aforementioned sales, we expect to record in the first quarter of 2002 a gain before income taxes of approximately $9,200,000.

  According to the sale agreements, we are entitled to receive additional consideration based on the eventual sales of residential units.

At a shareholders meeting held on May 6, 2002 the following resolutions were approved:

1. To elect the following persons as directors, to serve for a period of one year and until their respective successors are duly elected:

   John V. Winfield (also as Chairman of the Board),
   David Kremerman
   Paul Kessler
   David Blau
   Joseph A. Grunwald
   Kobi Avnon
   Naaman Kremerman
   Rachel Kremerman

2. To reappoint Luboshitz Kasierer, as the independent auditors of the Company for the fiscal year ending December 31, 2001, and to authorize the Board of Directors to set their compensation.

3. To approve the Company's Independent Auditors Report, the Director's Report and the Consolidated Financial Statements for the fiscal year ended December 31, 2000.

Etz Lavud Ltd. through our subsidiaries and affiliates produces and imports wood products; decorative and industrial laminates; post formed furniture parts; printed and allied paper products; and computer peripherals. In addition, we are engaged in real estate development in Israel.

ETZ LAVUD LTD. QUARTER AND YEAR END RESULTS

In Thousands of U.S. Dollars (a)
(except per share amounts)

	Year Ended December 31, 2001	Year Ended December 31, 2000
Net Sales	46,849	80,598
Cost of Goods Sold	40,488	64,341
Gross Profit	6,631	16,257
Selling, Admin. And General Exp.	10,011	14,122
Operating Income (loss)	(3,650)	2,135
Net financing Expenses	1,469	5,544
Other Income (Expenses)	(125)	16,046
Income (loss) before taxes	(5,244)	12,637
Taxes on income (credit)	(875)	3,180
Minority Interest in (loss) income of subsidiaries	278	(182)
Equity in net earnings of affiliates	356	1,262
Basic income (loss)	(3,736)	10,537
Net income (loss) Per Share	(1.29)	3.66
Number of Shares Outstanding	2,878,020	2,878,020
Diluted income (loss) per share	(1.29)	2.89
Number of shares used in computing diluted income (loss) per share	2,878,020	3,647,000

(a) The dollar figures are a convenience translation of the Company's financial statements that are presented in NIS.

ETZ LAVUD LTD. QUARTER AND YEAR END RESULTS

In Thousands of U.S. Dollars (a)
(except per share amounts)

	Three months ended December 31, 2001	Three months ended December 31, 2000
Net Sales	9,669	16,548
Cost of Goods Sold	9,586	14,263
Gross Profit	83	2,285
Selling, Admin. And General Exp.	2,665	2,901
Operating loss	(2,582)	(616)
Net financing Expenses	(173)	(904)
Other Income (Expenses)	(493)	174
Loss before taxes	(3,248)	(1,346)
Tax credit	646	479
Minority Interest in income of subsidiaries	205	26
Equity in net earnings of affiliates	447	(22)
Net loss	(1,950)	(863)
Net loss Per Share	(0.67)	(0.30)
Number of Shares Outstanding	2,878,020	2,878,020

(a) The dollar figures are a convenience translation of the Company's financial statements that are presented in NIS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etz Lavud Limited

(Registrant)

DATE: May 13, 2002

By: /s/Paul Kessler

Paul Kessler
Director